Exhibit 99.1

On February 6, 2020, Brookfield Renewable Partners L.P. (“Brookfield Renewable” or “BEP”) reported financial results for the three and twelve months ended December 31, 2019.

Financial Results

Millions (except per Unit or otherwise noted)	Three Months Ended December 31		Twelve Months Ended December 31

Unaudited	2019	2018	2019	2018
Total generation (GWh)

– Long-term average generation	13,850	13,485	53,926	51,971

– Actual generation	12,465	14,445	52,560	52,056

Brookfield Renewable’s share

– Long-term average generation	6,561	6,602	26,189	25,844

– Actual generation	5,977	7,052	26,038	25,753

Net Income (Loss) Attributable to Unitholders	(66)	91	(59)	42

Per Unit(1)	(0.21)	0.29	(0.19)	0.13

Funds From Operations (FFO)(2)	$171	$206	$761	$676

Per Unit(1)(2)	0.55	0.66	2.45	2.16

(1)  For the three and twelve months ended months ended December 31, 2019, weighted average LP Units (“LP Units” or “Units”), Redeemable/Exchangeable partnership units and GP interest totaled 311.3 million and 311.2 million, respectively (2018: 312.2 million and 312.6 million).

(2)  Non-IFRS measures. Refer to “Cautionary Statement Regarding Use of Non-IFRS Measures”.

Brookfield Renewable reported FFO growth of 13% leading to $761 million of FFO for the twelve months ended December 31, 2019, or $2.45 per Unit. After deducting non-cash depreciation, our net loss attributable to unitholders for the twelve months ended December 31, 2019 was $59 million or $0.19 per Unit. We believe these results were supported by contributions from recent acquisitions and newly commissioned facilities, and execution on our key operating initiatives.

Highlights

•

Increased FFO per unit by 13% driven by accretive growth and strong operational performance. We continue our track record of strong FFO per unit growth, at a 10% annual growth rate since our strategic combination with Brookfield’s renewable assets in 2011;

•	We advanced key commercial priorities and delivered on cost saving initiatives totaling ~$40 million globally on an annualized basis (approximately $12 million net to BEP);

•

Invested $2 billion ($550 million net to BEP) of equity in nine transactions, including doubling the size of our Asian and distributed generation businesses, adding a leading global solar developer, and investing in a hydro portfolio in Canada;

•

Commissioned 50 megawatts of new capacity, progressed approximately 2,100 megawatts through construction and advanced-stage permitting, and increased the size of our development pipeline to approximately 13,000 megawatts;

•

Maintained our robust investment grade balance sheet, ended the year with approximately $2.7 billion of available liquidity, and raised approximately $1.4 billion in incremental liquidity through asset sales and strategic up-financings; and

•

Announced the creation of a Canadian corporation, Brookfield Renewable Corporation (“BEPC”), that is intended to provide investors the optionality to invest in BEP through either the current partnership or through a corporation, which is expected to support the expansion of our investor base.

Update on Growth Initiatives

During the fourth quarter, we closed our acquisition of a 50% interest in X-Elio, a leading global solar developer. With this acquisition, we have significantly enhanced our solar development capabilities adding 972 megawatts of operating assets and almost 6,000 megawatts to our global construction and development pipeline.

Also, in the fourth quarter, we signed two agreements to acquire 14 solar development projects in Brazil with 428 MW of total capacity for total consideration of $120 million ($30 million net to BEP). Both these transactions are expected to close in the first quarter of 2020 and represent attractive additions to our business in Brazil with approximately 2,100 MW of capacity across multiple technologies – hydro, wind and solar. Furthermore, through our interest in TerraForm Power, Inc. (“TerraForm Power”), we acquired 44 MW of PV solar assets in Spain for $70 million and signed an agreement to acquire 100 MW of solar CSP assets in Spain, located proximate to TerraForm Power’s CSP plants, for $115 million, which TerraForm Power expects to close in the first quarter of 2020.

Operations

In 2019, we generated FFO of $761 million, a 13% increase over the prior year, as the business benefitted from recent acquisitions, strong operational performance, and execution on margin enhancement initiatives.

During the year, our hydroelectric segment delivered FFO of $720 million, representing a 7% increase over the prior year. Our storage segment also performed well, generating $27 million of FFO in the year, as our portfolio continues to provide critical grid-stabilizing ancillary services and backup capacity to increasingly intermittent grids. During the year, our generation was roughly in-line with the long-term average as we continue to benefit from the diversity of our fleet. Our priority over the past decade has been to diversify the business which, over the long-term, mitigates exposure to resource volatility, regional or market disruptions, and potential credit events. We also continued to execute on key contracting initiatives across all our businesses.

Our focus in Latin America continues to be on extending the average duration of our power purchase agreements, which today stands at 10 years in Brazil and 3 years in Colombia, as well as signing contracts with high-quality, creditworthy counterparties. Globally, we continue to see increasing value ascribed to the unique, scale renewable storage capabilities that hydroelectric assets provide to increasingly intermittent electricity grids. For example, in Colombia we secured ~$3 million of ancillary services revenues, in the United States, we qualified to receive the highest-tier renewable energy credits for a number of our hydroelectric assets in the Northeast which will contribute ~$3 million to FFO annually, and in the U.K., our First Hydro portfolio was the critical link to restarting the grid following a nation-wide blackout in August.

Our wind and solar segments generated a combined $274 million of FFO, representing an 18% increase over the prior year. These portfolios benefitted from contributions from recent growth initiatives including the acquisition of two wind portfolios in Asia, and, through our interest in TerraForm Power, a large distributed generation portfolio in the United States and full-year contributions from Saeta Yield, a scale European wind and solar portfolio. We also benefitted from executing on opportunistic O&M outsourcing agreements aimed at de-risking the portfolios owned by TerraForm Power and, where appropriate, delivering cost savings. We executed on three such agreements across TerraForm Power, and our wind portfolio in Brazil. A common theme across all these opportunities was attractive availability guarantees and a more comprehensive scope than what was currently in place. At TerraForm Power, these initiatives will deliver aggregate cost savings of approximately $30 million ($9 million net to BEP).

Finally, we continued to advance our global greenfield development activities, including progressing 717 megawatts of construction diversified across distributed- and utility-scale solar, wind, storage and hydro in 7 different countries. We are also progressing 1,380 megawatts of advanced-stage projects through final permitting and contracting, and our total greenfield development pipeline now totals approximately 13,000 megawatts. Of note, during the year, we signed power purchase agreements for three wind repowering projects in New York and California totaling 220 megawatts, and these projects are expected to be commissioned in 2021.

Environmental, Social and Governance (ESG) Reporting

We have been owner-operators of long-duration, critical electricity assets for over a century, and therefore understand that embedding strong ESG practices into our investing and operating activities is essential to preserving capital, mitigating risk, and creating long-term value. Fundamentally, strong ESG practices drive further economic value to our business and inherently create higher barriers to entry. As such, we integrate relevant ESG considerations into our investing and operating strategies. We are therefore proud to announce that we are publishing our inaugural ESG report, which, among other things, illustrates the on-the-ground work we do to maintain our social license to operate.

With one of the largest public, pure-play renewable portfolios globally, we are helping to accelerate the decarbonization of global electricity grids. Additionally, maintaining socially responsible practices - from health and safety to community relations to biodiversity - is a critical component of successful operations over the long-term. We operate with the highest ethical standards, conducting our business with integrity and above compliance with laws and regulations - we aim for best practice, everywhere we operate.

ESG and sustainability investing continues to gain momentum globally, with ESG funds expected to rise into the trillions over the next decade. We believe our portfolio’s inherent environmental attributes, coupled with our longstanding practices around maintaining a social license to operate provide significant tailwinds to demand growth for Brookfield Renewable.

Balance Sheet and Liquidity

We believe our liquidity position remains robust, with approximately $2.7 billion of total available liquidity at year-end. During the year, we executed on key financing and capital raising initiatives aimed at maintaining robust access to capital, a prudent debt maturity ladder, and a low-risk, investment grade balance sheet.

During the year, we executed on more than $6 billion of financings across the business which allowed us to raise $1 billion of incremental liquidity to BEP, extend our average debt portfolio duration to 10 years, and reduce annual interest costs by approximately $15 million ($9 million net to BEP). Of note, we continue to advance our green financing strategy in order to capitalize on growing demand for carbon-free debt products and diversify our debt investor base.

To date, we have issued six green bonds, at both the corporate- and project-levels, which all together totaled approximately $2.4 billion. During the fourth quarter, we also closed our first incentive-linked loan as part of our corporate credit facility that will allow us to reduce our cost of borrowing as we continue to accelerate the decarbonization of global electricity grids. As demand for sustainability focused investing continues to grow, we expect green financings and sustainability-linked loans will increasingly become a more prominent funding lever within our business.

In 2019, we also continued to execute our capital recycling strategy of selling mature, de-risked or non-core assets to lower cost of capital buyers and redeploying the proceeds into higher yielding opportunities. During the year, we raised almost $600 million ($365 million net to BEP) through this funding strategy, allowing us to crystallize an approximate 18% return on our Portuguese and Northern Ireland wind assets and to return more than two times our capital invested in South Africa.

BROOKFIELD RENEWABLE PARTNERS L.P.

CONSOLIDATED STATEMENTS OF INCOME

	Three Months Ended December 31		Twelve Months Ended December 31

UNAUDITED MILLIONS (EXCEPT PER UNIT OR OTHERWISE NOTED)	2019	2018	2019	2018

Revenues	$726	$780	$2,980	$2,982

Other income	7	24	57	50

Direct operating costs	(267)	(276)	(1,012)	(1,036)

Management service costs	(35)	(16)	(108)	(80)

Interest expense – borrowings	(167)	(171)	(682)	(705)

Share of earnings from equity-accounted investments	(22)	56	11	68

Foreign exchange and unrealized financial instrument (loss) gain	7	1	(33)	(34)

Depreciation	(198)	(208)	(798)	(819)

Other	(50)	(10)	(91)	(82)
Income tax expense

Current	(16)	(10)	(65)	(30)

Deferred	25	91	14	89
	9	81	(51)	59

Net income	$10	$261	$273	$403

Net income attributable to:

Non-controlling interests

Participating non-controlling interests - in operating subsidiaries	$58	$155	$262	$297
General partnership interest in a holding subsidiary held by Brookfield	—	2	—	1
Participating non-controlling interests - in a holding subsidiary - Redeemable/ Exchangeable units held by Brookfield	(28)	37	(25)	17
Preferred equity	7	6	26	26

Preferred limited partners’ equity	11	9	44	38

Limited partners’ equity	(38)	52	(34)	24

	$10	$261	$273	$403

Basic and diluted (loss) earnings per LP Unit	$(0.21)	$0.29	$(0.19)	$0.13

BROOKFIELD RENEWABLE PARTNERS L.P.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

UNAUDITED (MILLIONS)	December 31, 2019	December 31, 2018

Assets

Cash and cash equivalents	$115	$173

Trade receivables and other financial assets	1,172	992

Equity-accounted investments	1,889	1,569

Property, plant and equipment, at fair value	30,714	29,025

Goodwill	821	828
Deferred income tax and other assets	980	1,516

Total Assets	$35,691	$34,103

Liabilities

Corporate borrowings	$2,100	$2,328

Non-recourse borrowings	8,904	8,390

Accounts payable, accrued liabilities and other financial liabilities	895	772

Deferred income tax liabilities	4,537	4,140

Other liabilities	1,124	1,267

Equity

Non-controlling interests

Participating non-controlling interests - in operating subsidiaries	8,742	8,129

General partnership interest in a holding subsidiary held by Brookfield	68	66

Participating non-controlling interests - in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	3,315	3,252

Preferred equity	597	568

Preferred limited partners’ equity	833	707

Limited partners’ equity	4,576	4,484

Total Equity	18,131	17,206

Total Liabilities and Equity	$35,691	$34,103

BROOKFIELD RENEWABLE PARTNERS L.P.

CONSOLIDATED STATEMENTS OF CASH FLOWS

UNAUDITED (MILLIONS)	Three months ended December 31		Twelve months ended December 31
	2019	2018	2019	2018

Operating activities
Net income	$ 10	$ 261	$ 273	$ 403

Adjustments for the following non-cash items:

Depreciation	198	208	798	819

Unrealized foreign exchange and financial instrument loss (gain)	(15)	(6)	27	8
Share of earnings from equity-accounted investments	22	(57)	(11)	(68)

Deferred income tax expense	(25)	(91)	(14)	(89)

Other non-cash items	58	3	127	53

Net change in working capital and other	(41)	(32)	12	(23)
	207	286	1,212	1,103

Financing activities

Net corporate borrowings	(341)	(152)	108	79

Corporate credit facilities, net	287	(318)	(422)	36

Non-recourse borrowings, net	239	77	337	(381)

Capital contributions from participating non-controlling interests - in operating subsidiaries	7	287	299	300

Issuance of preferred limited partnership units	—	—	126	196

Repurchase of LP Units	—	(43)	(1)	(51)

Distributions paid:

To participating non-controlling interests - in operating subsidiaries	(186)	(115)	(706)	(553)

To preferred shareholders	(7)	(6)	(26)	(26)

To preferred limited partners’ unitholders	(12)	(10)	(43)	(37)

To unitholders of Brookfield Renewable or BRELP	(171)	(161)	(684)	(643)

Borrowings from related party, net	2	—	2	—
	(182)	(441)	(1,010)	(1,080)

Investing activities

Acquisitions net of cash and cash equivalents in acquired entity	(121)	(27)	(202)	(39)

Investment in property, plant and equipment	(80)	(82)	(195)	(235)
(Investment in) disposal of subsidiaries, associates and other securities	2	25	87	(370)
Restricted cash and other	71	95	59	20
	(128)	11	(251)	(624)

Foreign exchange gain (loss) on cash	4	(3)	(4)	(17)

Cash and cash equivalents

Increase (decrease)	(99)	(147)	(53)	(618)

Net change in cash classified within assets held for sale	5	7	(5)	(8)

Balance, beginning of period	209	313	173	799

Balance, end of period	$ 115	$ 173	$ 115	$ 173

PROPORTIONATE RESULTS FOR THE THREE MONTHS ENDED DECEMBER 31

The following chart reflects the generation and summary financial figures on a proportionate basis for the three months ended December 31:

	(GWh)				(MILLIONS)
	Actual Generation		LTA Generation		Revenues		Adjusted EBITDA		FFO		Net Income (Loss)
	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018

Hydroelectric

North America	2,858	3,604	2,912	3,065	$205	$238	$131	$164	$94	$121	$4	$59

Brazil	817	902	1,009	996	61	59	37	40	31	33	4	(2)

Colombia	749	982	968	935	63	56	37	35	26	24	16	46
	4,424	5,488	4,889	4,996	329	353	205	239	151	178	24	103

Wind

North America	779	808	934	951	56	61	43	48	27	29	(20)	21

Europe	241	264	267	269	24	27	17	30	11	25	—	17

Brazil	176	153	172	171	10	9	8	7	6	4	3	2

Asia	107	43	104	37	7	3	6	2	3	2	4	7
	1,303	1,268	1,477	1,428	97	100	74	87	47	60	(13)	47

Solar	184	184	195	178	38	40	39	30	22	15	(18)	14

Storage & Other	66	112	—	—	21	23	11	16	7	9	1	4

Corporate	—	—	—	—	—	—	19	(1)	(56)	(56)	(60)	(77)

Total	5,977	7,052	6,561	6,602	$485	$516	$348	$371	$171	$206	$(66)	$91

The following table reconciles the non-IFRS financial metrics to the most directly comparable IFRS measures. Net income attributable to Unitholders is reconciled to FFO and reconciled to Proportionate Adjusted EBITDA, and earnings per unit is reconciled to FFO per unit, both for the three months ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2019	2018	Per unit
			2019	2018

Net income attributable to:

Limited partners’ equity	$(38)	$52	$(0.21)	$0.29

General partnership interest in a holding subsidiary held by Brookfield	—	2	—	—

Participating non-controlling interests - in a holding subsidiary - Redeemable/ Exchangeable units held by Brookfield	(28)	37	—	—

Net income attributable to Unitholders	$(66)	$91	$(0.21)	$0.29

Adjusted for proportionate share of:

Depreciation	172	170	0.55	0.54

Foreign exchange and unrealized financial instruments loss (gain)	(15)	4	(0.05)	0.01

Deferred income tax (recovery) expense	(29)	(71)	(0.09)	(0.23)

Other	109	12	0.35	0.05

FFO	$171	$206	$0.55	$0.66

Distributions attributable to:

Preferred limited partners’ equity	11	9

Preferred equity	7	6

Current income taxes	9	2

Interest expense - borrowings	115	132

Management service costs	35	16

Proportionate Adjusted EBITDA	348	371

Attributable to non-controlling interests	202	233

Consolidated Adjusted EBITDA	550	604

Weighted average units outstanding(1)			311.3	312.2
(1) Includes GP interest, Redeemable/Exchangeable partnership units, and LP Units.

PROPORTIONATE RESULTS FOR THE YEAR ENDED DECEMBER 31

The following chart reflects the generation and summary financial figures on a proportionate basis for the year ended December 31:

	(GWh)				(MILLIONS)
	Actual Generation		LTA Generation		Revenues		Adjusted EBITDA		FFO		Net Income (Loss)
	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018

Hydroelectric

North America	13,118	13,308	12,238	12,980	$905	$893	$632	$619	$469	$443	$150	$189

Brazil	3,707	3,633	3,996	3,927	234	244	181	173	150	142	59	3

Colombia	3,096	3,364	3,488	3,482	237	216	144	126	101	86	72	87
	19,921	20,305	19,722	20,389	1,376	1,353	957	918	720	671	281	279

Wind

North America	2,969	2,713	3,556	3,169	223	219	163	157	94	93	(64)	(18)

Europe	904	677	996	764	95	73	67	57	48	38	(7)	5

Brazil	630	626	647	645	37	42	28	33	19	24	1	1

Asia	291	160	290	153	20	12	16	8	10	5	6	4
	4,794	4,176	5,489	4,731	375	346	274	255	171	160	(64)	(8)

Solar	949	753	978	724	183	146	162	117	103	72	5	33

Storage & Other	374	519	—	—	87	85	41	49	27	32	1	(2)

Corporate	—	—	—	—	—	—	10	(16)	(260)	(259)	(282)	(260)

Total	26,038	25,753	26,189	25,844	$2,021	$1,930	$1,444	$1,323	$761	$676	$(59)	$42

The following table reconciles the non-IFRS financial metrics to the most directly comparable IFRS measures. Net income attributable to Unitholders is reconciled to FFO and reconciled to Proportionate Adjusted EBITDA, and earnings per unit is reconciled to FFO per unit, both for the year ended December 31:

			Per unit

(MILLIONS, EXCEPT AS NOTED)	2019	2018	2019	2018

Net income (loss) attributable to:

Limited partners’ equity	$(34)	$24	$(0.19)	$0.13

General partnership interest in a holding subsidiary held by Brookfield	—	1	—	—

Participating non-controlling interests - in a holding subsidiary - Redeemable/Exchangeable units held by Brookfield	(25)	17	—	—

Net income attributable to Unitholders	$(59)	$42	$(0.19)	$0.13

Adjusted for proportionate share of:

Depreciation	650	630	2.09	2.02

Foreign exchange and unrealized financial instruments loss (gain)	30	2	0.10	0.01

Deferred income tax (recovery) expense	(69)	(85)	(0.22)	(0.27)

Other	209	87	0.67	0.27

FFO	$761	$676	$2.45	$2.16

Distributions attributable to:

Preferred limited partners’ equity	44	38

Preferred equity	26	26

Current income taxes	35	17

Interest expense – borrowings	470	486

Management service costs	108	80

Proportionate Adjusted EBITDA	1,444	1,323

Attributable to non-controlling interests	895	900

Consolidated Adjusted EBITDA	2,339	2,223

Weighted average units outstanding(1)			311.2	312.6
(1) Includes GP interest, Redeemable/Exchangeable partnership units, and LP Units.

Cautionary Statement Regarding Use of Non-IFRS Measures

This report contains references to Adjusted EBITDA, FFO and FFO per Unit which are not generally accepted accounting measures under IFRS and therefore may differ from definitions of Adjusted EBITDA, FFO and FFO per Unit used by other entities. We believe that Adjusted EBITDA, FFO and FFO per Unit are useful supplemental measures that may assist investors in assessing the financial performance and the cash anticipated to be generated by our operating portfolio. None of Adjusted EBITDA, FFO or FFO per Unit should be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our financial statements prepared in accordance with IFRS. For a reconciliation of Adjusted EBITDA, FFO and FFO per Unit to the most directly comparable IFRS measure, please see “Reconciliation of Non-IFRS Measures - Three Months Ended December 31” and “Reconciliation of Non-IFRS Measures - Year Ended December 31” above and “Financial Performance Review on Proportionate Information - Reconciliation of Non-IFRS Measures” included in our Form 20-F.

References to Brookfield Renewable are to Brookfield Renewable Partners L.P. together with its subsidiary and operating entities unless the context reflects otherwise.

Cautionary Statement Regarding Forward-looking Statements

This report contains forward-looking statements and information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of applicable U.S. securities laws and in any applicable Canadian securities regulations. The words “will”, “intend”, “should”, “could”, “target”, “growth”, “expect”, “believe”, “plan”, derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify the above mentioned and other forward-looking statements. Forward-looking statements in this report include statements regarding the quality of Brookfield Renewable’s and its subsidiaries’ businesses and our expectations regarding future cash flows and distribution growth. They include statements regarding the creation of BEPC, BEPC’s eligibility for index inclusion, BEPC’s ability to attract new investors as well as the future performance and prospects of BEPC and Brookfield Renewable following the special distribution of BEPC’s class A shares, the expected proceeds from opportunistically recycling capital, as well as the benefits from acquisitions and Brookfield Renewable’s global scale and resource diversity. Although Brookfield Renewable believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, you should not place undue reliance on them, or any other forward-looking statements or information in this report. The future performance and prospects of Brookfield Renewable are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual results of Brookfield Renewable to differ materially from those contemplated or implied by the statements in this report include (without limitation) the fact that there can be no assurance that the stock exchanges on which BEPC intends to apply to list its class A shares will approve the listing of such shares or that BEPC will be included in any indices; weather conditions and other factors which may impact generation levels at facilities; economic conditions in the jurisdictions in which Brookfield Renewable operates; ability to sell products and services under contract or into merchant energy markets; changes to government regulations, including incentives for renewable energy; ability to complete development and capital projects on time and on budget; inability to finance operations or fund future acquisitions due to the status of the capital markets; inability to realize the expected benefits of our transactions or acquisitions; health, safety, security or environmental incidents; regulatory risks relating to the power markets in which Brookfield Renewable operates, including relating to the regulation of our assets, licensing and litigation; risks relating to internal control environment; contract counterparties not fulfilling their obligations; changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes, and other risks associated with the construction, development and operation of power generating facilities. For further information on these known and unknown risks, please see “Risk Factors” included in the Form 20-F of Brookfield Renewable Partners L.P. and other risks and factors that are described therein.

The foregoing list of important factors that may affect future results is not exhaustive. The forward-looking statements represent our views as of the date of this report and should not be relied upon as representing our views as of any subsequent date. While we anticipate that subsequent events and developments may cause our views to change, we disclaim any obligation to update the forward-looking statements, other than as required by applicable law.